

FOR IMMEDIATE RELEASE

Investor Contact:	**USI Media Contact:**	**Kibble & Prentice Media Contact:**
Robert S. Schneider	**Maria F. Slippen**	**John Williams**
USI Holdings Corp.	**USI Holdings Corp.**	**Scoville Public Relations**
914-749-8502	**914-749-8511**	**206-625-0025**
rschneider@usi.biz	**maria.slippen@usi.biz**	**jwilliams@scovillepr.com**

 USI Holdings Corporation Closes Acquisition of Kibble & Prentice Holding Company

BRIARCLIFF MANOR, N.Y., November 7, 2006 – USI Holdings Corporation (NASDAQ: USIH) today announced that closing of the previously announced acquisition of Seattle, WA-based Kibble & Prentice Holding Company (Kibble & Prentice). Kibble & Prentice is expected to contribute approximately $37 million of revenues to USI on an annual basis.

Founded in 1972, Kibble & Prentice is one of the largest independent insurance brokers in the Pacific Northwest. The Company has a diversified revenue mix with approximately 44% of revenues derived from property & casualty, 34% of revenues derived from employee benefits and 22% of revenues derived from other financial services. The combination of Kibble & Prentice with USI's existing Seattle operation will create one of the largest middle market brokers in the Pacific Northwest.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates", "will" or words of similar meaning and include, but are not limited to, statements about the anticipated closing of the acquisition and the expected future business and financial performance of USI resulting from and following the acquisition. These statements are based on management's current expectations and are inherently subject to uncertainties and changes in circumstances. Detailed information about the factors that could cause actual results to differ materially from those described in the forward-looking statements is contained in USI's filings with the SEC. All forward-looking statements included in this press release are made only as of the date of this press release, and USI does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which USI hereafter becomes aware.

About USI Holdings Corporation
Founded in 1994, USI is a leading distributor of insurance and financial products and services to businesses throughout the United States. USI is headquartered in Briarcliff Manor, NY, and operates out of 63 offices in 19 states. Additional information about USI may be found at www.usi.biz.